UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark one):

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____
COMMISSION FILE NUMBER 1-8606

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
VERIZON SAVINGS PLAN FOR
MANAGEMENT EMPLOYEES
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
VERIZON COMMUNICATIONS INC.
1095 Avenue of the Americas
NEW YORK, NEW YORK 10036

VERIZON SAVINGS PLAN FOR MANAGEMENT EMPLOYEES

TABLE OF CONTENTS

Page(s)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits as of December 31, 2017 and 2016	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2017	3

Notes to Financial Statements	4 - 16

SUPPLEMENTAL SCHEDULE *

Schedule H, Line 4(i)-Schedule of Assets (Held at End of Year)	17

SIGNATURE	18

EXHIBIT:

23.1 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted as not applicable or not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Verizon Employee Benefits Committee and plan participants
Verizon Savings Plan for Management Employees

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Verizon Savings Plan for Management Employees (the Plan) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Mitchell & Titus, LLP

We have served as the Plan’s auditor since 2002.

New York, New York

June 27, 2018

One Battery Park Plaza New York, NY 10004 T +1 212 709 4500 F +1 212 709 4680 mitchelltitus.com

VERIZON SAVINGS PLAN FOR MANAGEMENT EMPLOYEES
Statements of Net Assets Available for Benefits
As of December 31, 2017 and 2016
(in thousands of dollars)

	2017	2016
Assets
Investments at fair value	$23,802,806	$21,229,998
Notes receivable from participants	545,802	537,613
Employer contribution receivable	145,827	103,049
Net assets available for benefits	$24,494,435	$21,870,660

The accompanying notes are an integral part of these financial statements.

VERIZON SAVINGS PLAN FOR MANAGEMENT EMPLOYEES
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2017
(in thousands of dollars)

Additions:
Participant contributions	$848,541
Employer contributions	643,738
Total contributions	1,492,279

Net investment gain from investments in Master Trusts	3,047,031
Interest income on notes receivables from participants	24,722
Total additions	4,564,032

Deductions:
Benefits paid to participants	2,198,701
Transfers to other plans and other, net	7,649
Administrative expenses	68,830
Total deductions	2,275,180

Net change	2,288,852

Transfers from other qualified savings plans (Note 1)	334,923

Net assets available for benefits
Beginning of year	21,870,660
End of year	$24,494,435

The accompanying notes are an integral part of these financial statements.

VERIZON SAVINGS PLAN FOR MANAGEMENT EMPLOYEES
Notes to Financial Statements
December 31, 2017

1. Description of the Plan
The following description of the Verizon Savings Plan for Management Employees (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description and Plan Document for a complete description of the Plan’s provisions. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Eligibility
The Plan provides eligible employees, as defined by the Plan Document, of Verizon Communications Inc. (“Verizon” or “Plan sponsor”) and certain of its subsidiaries (“Participating Affiliates”) with a convenient way to save for both short-term and long-term needs.
Covered employees are eligible to make before-tax, Roth and/or after-tax contributions to the Plan and to receive matching employer contributions upon completion of enrollment in the Plan as soon as practicable following the date of hire. Beginning January 1, 2012, covered employees who are employed by Verizon or its Participating Affiliates on the last day of the year or who satisfy certain other requirements may receive employer annual discretionary awards (“profit sharing contributions”) under the Plan.
An individual’s active participation in the Plan shall terminate when the individual ceases to be an eligible employee; however, the individual shall remain a participant until the entire account balance under the Plan has been distributed or forfeited.
Plan Transfers and Mergers
Verizon acquired Telogis, Inc. (“Telogis”) on July 29, 2016; Fleetmatics Group PLC (“Fleetmatics”) on November 7, 2016; Sensity Systems, Inc. (“Sensity”) on October 4, 2016; XO Communications, Inc. (“XO Communications”) on February 1, 2017; and Skyward IO, Inc. (“Skyward”) on February 15, 2017. The employees of Telogis, Fleetmatics and Sensity were eligible to enroll in the Plan as of January 1, 2017. The employees of XO Communications and Skyward were eligible to enroll in the Plan as of April 1, 2017. As a result of these mergers, the following net assets were transferred to the Plan: $18.2 million from Telogis on April 21, 2017; $14.0 million from Fleetmatics on May 1, 2017; $1.9 million from Sensity on May 1, 2017; $293.4 million from XO Communications on May 23, 2017; and $0.3 million from Skyward on September 19, 2017. The total asset transfer of $334.9 million is reflected in the Statement of Changes in Net Assets Available for Benefits which includes $327.8 million net assets and $7.1 million notes receivables from participants.
Subsequent Events
Verizon acquired Yahoo Holdings Inc.’s (“Yahoo”) operating business on June 13, 2017. Yahoo employees were eligible to enroll and participate in the Plan as of January 1, 2018. As a result of the acquisition, net assets of $1.2 billion were transferred from Yahoo to the Plan on May 1, 2018. This asset transfer did not impact the current year’s Plan financial statements. Effective January 1, 2018, the Plan was amended to add Oath Holdings, Inc. (formerly known as Yahoo Holdings Inc.) and to reflect the change in the name of AOL Inc. to “Oath Inc.”

Investment Options
Participants direct their contributions to be invested in any of the current investment options.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, rollovers, employer-matching contributions, profit sharing contributions, and allocations of Plan income. Allocations of Plan income are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
A participant shall be fully vested in the employer-matching and profit sharing contributions allocated to his or her account or Employee Stock Ownership Plan (“ESOP”) account and any income thereon upon completing three years of vesting service or upon death, disability, retirement from Verizon or its Participating Affiliates, attainment of normal retirement age, or involuntary termination (other than for cause).
Forfeitures
A terminated employee’s non-vested employer-matching and profit sharing contributions are forfeited and offset against subsequent employer-matching and profit sharing contributions to the Plan. Forfeitures used to reduce employer-matching contributions were $26.6 million for the year ended December 31, 2017. The balance in the forfeiture account was $31.9 million and $33.5 million at December 31, 2017 and 2016, respectively.
Contributions
The Plan is funded by employee contributions up to a maximum of 50% of compensation (16% for highly compensated employees as defined in the Plan Document) and by employer-matching and profit sharing contributions. The employer-matching contributions are equivalent in value to 100% of the initial 6% of the participants’ contributions of eligible compensation for each payroll period. Employees attaining the age of 50 or older can elect to make additional catch-up contributions to the Plan. Effective with the 2012 Plan year, Verizon or its Participating Affiliates may make a discretionary, performance-based profit sharing contribution to the Plan in an amount up to 3% of each employee’s eligible compensation for the Plan year.
Participant contributions may be made on a before-tax or Roth after-tax basis (“elective contributions”) or from currently taxed compensation (“after-tax contributions”). Each participant’s elective contributions for the 2017 Plan year were limited to $18,000. For 2017, the total amount of elective contributions, after-tax contributions, employer-matching contributions, profit sharing contributions, and certain forfeitures that may be allocated to a Plan participant was limited to the lesser of (1) $54,000 or (2) 100% of the participant’s total compensation, and the compensation on which such contributions were based was limited to $270,000. The catch-up contribution limit is $6,000 for eligible participants.

Effective January 1, 2017, employer-matching contributions and profit sharing contributions are made in cash, which is invested in the same investment options as the participant’s current contributions. In prior years, employer-matching contributions and profit sharing contributions were made half in cash and half in Verizon common stock. For the year ended December 31, 2017, total employer-matching and profit sharing contributions were made in cash in the amount of $643.7 million, of which $145.8 million represents the 2017 discretionary profit sharing contribution.

Effective January 1, 2016, the Plan was amended to make employer contributions (and earnings thereon) invested in the Verizon Company Stock Fund immediately eligible for diversification into other investment options in the Plan, regardless of an employee’s age or years of service.
Notes Receivable from Participants
The Plan includes a loan provision authorizing participants to borrow an aggregate amount generally not exceeding the lesser of (1) $50,000 or (2) 50% of their vested account balances in the Plan, subject to certain limitations. Loans are generally repaid by payroll deductions. The general term of repayment for loans is a minimum of six months and a maximum of five years (fifteen years for a loan to purchase a principal residence). Beginning January 1, 2012, each new loan bears interest at a rate based on the prime rate plus one percent as determined on the last business day of the calendar quarter immediately preceding the calendar quarter in which the loan is made. Loans made prior to January 1, 2012 bear interest at a rate based upon the prime rate. A loan processing fee of $50 is charged to a participant’s savings plan account upon initiation of a new loan. Participant loans have been classified as “Notes receivable from participants” in the Statements of Net Assets Available for Benefits. Interest rates range from 2.75% to 10.50% for the year ended December 31, 2017.
Payment of Benefits
Benefits are recorded when paid. Benefits are payable in a lump sum cash payment unless a participant elects, in writing, one of the following three optional forms of benefit payment: (1) a lump sum in Verizon shares for investments in the Verizon Company Stock Fund, or the ESOP Shares Fund with the balance in cash, (2) annual, semi-annual, quarterly, or monthly installments in cash of approximately equal amounts to be paid out for a period of 2 to 20 years, as selected by the participant, or (3) for those participants eligible to receive their distribution in installments as described in (2) above, a pro rata portion of each installment payment in Verizon shares for investments in the Verizon Company Stock Fund or the ESOP Shares Fund, with the balance of each installment in cash.
Administrative Expenses
Plan administrative fees may include legal, accounting, trustee, recordkeeping, and other administrative fees and expenses associated with maintaining the Plan. The cost of administering the Plan is paid by participants through a combination of fees allocated to each participant’s account and fees that are paid as part of the investment fees that are allocated to the Plan’s investment options. Participants are provided with a detailed schedule of fees in the annual disclosure notice.

Master Trusts and Trustees
The Plan holds interests in the net assets of the Verizon Master Savings Trust (the “Master Trust”) and the net assets of the defined contribution account in the Bell Atlantic Master Trust (referred to collectively as the “Master Trusts”).
Fidelity Management Trust Company (the “Trustee” or “Fidelity”) has been designated as the trustee and record keeper of the Verizon Master Savings Trust and is responsible for the control and disbursement of the funds and portfolios of the Plan. The Trustee is also responsible for the investment and reinvestment of the funds and portfolios of the Plan, except to the extent that it is directed by Verizon Investment Management Corp. (“VIMCO”) or by third-party investment managers appointed by VIMCO.
The Bell Atlantic Master Trust holds both defined benefit and defined contribution assets, which are either pooled between defined benefit plans and defined contribution plans, or specific defined benefit plans, or specific defined contribution plans. The Bank of New York Mellon (“BNY Mellon”) is the trustee of the Bell Atlantic Master Trust.

Plan Modification and Plan Termination
The Board of Directors of Verizon may terminate or partially terminate the Plan at any time and also may modify, alter or amend the Plan at any time. The most senior Human Resources officer of Verizon also has the right to modify, alter or amend the Plan at any time. The chief legal counsel to the Verizon Employee Benefits Committee may also amend the Plan for changes required by the Internal Revenue Service (“IRS”) in connection with a determination letter or voluntary compliance application, changes required for compliance with applicable law, and administrative changes required in connection with a merger, consolidation, or transfer of assets to or from the Plan. No amendment may permit any of the assets held pursuant to the Plan to be used for any purpose other than for the exclusive benefit of the participants and their beneficiaries or for paying reasonable expenses of administering the Plan. In the event the Plan terminates, participants will become fully vested in their accounts.

2. Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting and in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”).
Use of Estimates
U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule. Actual results could differ from those estimates.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2017 or 2016. A participant loan is in default if loan repayments are delinquent beyond the end of the Plan’s grace period. Defaulted loans are treated as an offset distribution or deemed distribution for tax purposes and become taxable income to the participant in the year in which the default occurs. In the case of an offset distribution, the participant loan balance is reduced and a distribution is recorded on the participant’s account.
Recently Issued Accounting Standards
In February 2017, the Financial Accounting Standards Board issued the Accounting Standards Update (“ASU”) No. 2017-06, “Employee Benefit Plan Master Trust Reporting.” This ASU requires an employee benefit plan to disclose the plan’s percentage interest in a master trust and a list of the investments held by the master trust, presented by general type, within the plan’s financial statements. This ASU also removes the requirement to disclose the plan’s overall percentage interest in a master trust for plans with divided interests and requires that all plans disclose the dollar amount of their interest in each general type of investment. In addition, the ASU requires the disclosure of the master trust’s other asset and liability balances and the dollar amount of the plan’s interest in each of those balances. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018 and will be applied retrospectively. Early adoption is permitted. The Plan sponsor is currently evaluating the impact that this ASU will have on the presentation of the financial statements and disclosures.

Investment Valuation and Income Recognition
The Plan’s interests in the Master Trusts are stated at fair value. The Statement of Changes in Net Assets Available for Benefits reflects the net investment gain from the Plan’s interests in the Master Trusts which consists of the realized gains or losses and the unrealized appreciation/(depreciation) in fair value, as well as interest and dividends earned. Purchases and sales of investments are reflected as of the trade date. Realized gains and losses on sales of investments are determined on the basis of average cost. Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis. Net appreciation/(depreciation) includes gains and losses on investments bought and sold, as well as held during the year.
Risks and Uncertainties
The Plan provides investment options for participants who can invest in combinations of stocks, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, equity price, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in these financial statements.
Fair Value Measurements
Fair value of financial and non-financial assets and liabilities is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The three-tier hierarchy for inputs used in measuring fair value, which prioritizes the inputs used in the methodologies of measuring fair value for assets and liabilities, is as follows:
Level 1 – Quoted prices in active markets for identical assets or liabilities
Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities
Level 3 – Unobservable pricing inputs in the market for assets and liabilities
Financial assets and financial liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. The Plan sponsor’s assessment of the significance of a particular input to the fair value measurements requires judgment, and may affect the valuation of the assets and liabilities being measured and their categorization within the fair value hierarchy. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

3. Investments in Master Trusts
The Plan’s interests in the net assets of the Master Trusts at December 31, 2017 and 2016 were approximately 73.6% and 72.6%, respectively. This percentage is based on a pro rata share of the assets in the Master Trusts, which may include receivables and payables from unsettled trades and accrued income and expenses.
The defined contribution net investments in the Bell Atlantic Master Trust are held in a unitized commingled account measured at net asset value (“NAV”) per share, as a practical expedient. The net investments are reflected as “Investments measured at NAV” presented as a component of the “Total investments at fair value” below. The net investments were valued at $162.8 million and $139.8 million at December 31, 2017 and 2016, respectively, of which the Plan held an interest of approximately 96.1% in both years.

The Plan’s participating interest in the investment funds of the Master Trusts is based on account balances of the participants and their elected investment funds. The net assets of the Master Trusts are allocated by assigning to each plan participating in the Master Trusts those transactions that can be specifically identified as related to the plan, such as contributions, benefit payments, and plan-specific expenses. The income and expenses resulting from the collective investments of the Master Trusts’ assets are allocated in proportion to the fair value of the assets assigned to such plan.
On a monthly basis, investments, investment income and expenses are allocated to the Plans in accordance with their proportionate interest in the Master Trusts. Investment fees are charged against the earnings of the funds and portfolios.
The Plan’s interest in the fair value of the investments in the Master Trusts and the related investment gains are reported in “Investments at fair value” and “Net investment gain from investments in Master Trusts” in the Statements of Net Assets Available for Benefits and in the Statement of Changes in Net Assets Available for Benefits, respectively.
The accounting records of the Master Trusts are maintained in U.S. dollars. Foreign currency denominated assets and liabilities are translated into U.S. dollars at the prevailing rates of exchange at the end of each accounting period, with the impact of fluctuations in foreign exchange rates reflected as an unrealized gain or loss in the fair value of the investments.
Cash receipts and payments derived from investment trades involving foreign currency denominated investments are translated into U.S. dollars at the prevailing exchange rate on the respective transaction date. Net realized gains and losses on foreign currency transactions result from the disposition of foreign currency denominated investments as a result of fluctuations in foreign exchange rates between the trade and settlement dates and the difference between the amount of net investment income accrued and the U.S. dollar amount actually received.
The foreign exchange effect on foreign currency denominated investments is not segregated from the impact of changes in market prices in the Statement of Changes in Net Assets Available for Benefits.
Valuation of Investments
Cash and cash equivalents include short-term investment funds (less than 90 days to maturity), primarily in diversified portfolios of investment grade money market instruments, and are valued using quoted market prices or other valuation methods. The carrying value of cash equivalents approximates fair value due to the short-term nature of these investments.
Investments in securities traded on national and foreign securities exchanges are valued by the custodian at the last reported sale prices on the last business day of the year or, if no sales were reported on that date, at the last reported bid prices. Government obligations, corporate bonds, international bonds and asset-backed securities are valued using matrix prices with input from independent third-party valuation sources. Over-the-counter securities are valued at the bid and ask prices or the average of the bid and ask prices on the last business day of the year from published sources or, if not available, from other sources considered reliable such as multiple broker quotes.
Commingled funds not traded on national exchanges are valued by the custodian or fund administrator at their NAV. Commingled funds held by third-party custodians appointed by the fund managers provide the fund managers with a NAV. The fund managers have the responsibility for providing this information to the custodian of the respective plan. Hedge fund investments include those investments seeking to maximize absolute returns using a broad range of strategies to enhance returns and provide additional diversification. Hedge funds are valued by the custodian at NAV based on statements received from the investment manager. These funds are valued in accordance with the terms of their corresponding offering or private placement memoranda. Commingled funds and hedge funds for which fair value is measured using the NAV per share as a practical expedient are not leveled within the fair value hierarchy and are included as a component of the total investments in the Master Trusts.

The following table sets forth by level, within the fair value hierarchy, the Master Trusts’ net investments by investment type measured at fair value as of December 31, 2017 (in thousands):

	Assets at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total
Investments
Cash and cash equivalents	$482	$84,877	$—	$85,359
Verizon common stock	6,817,351	—	—	6,817,351
Mutual funds
U.S. fixed income	561,301	—	—	561,301
U.S. equity	496,695	—	—	496,695
U.S. small cap	450,061	—	—	450,061
International equity	386,719	—	—	386,719
Global fixed income	294,706	—	—	294,706
Equity
International equity	2,935,454	2,057	—	2,937,511
U.S. equity	6,992,015	1,537	—	6,993,552
Fixed income
U.S. bonds	14,336	1,028,012	2,034	1,044,382
U.S. treasuries and agencies	1,231,304	357,181	—	1,588,485
Asset-backed securities	—	130,241	—	130,241
International bonds	5,943	497,327	190	503,460
Convertible securities	—	22,578	—	22,578
Total investments in the fair value hierarchy	20,186,367	2,123,810	2,224	22,312,401
Investments measured at NAV				9,689,269
Total investments at fair value	$20,186,367	$2,123,810	$2,224	$32,001,670
The following table states the change in fair value of the Master Trusts’ Level 3 assets for the year ended December 31, 2017 (in thousands):

	Fair Value January 1, 2017	Transfer Out	Transfer In	Acquisitions	Dispositions	Realized Gain/(Loss)	Change in Unrealized Loss	Fair Value December 31, 2017
Fixed income
U.S. bonds	$978	$—	$—	$2,536	$(1,315)	$(151)	$(14)	$2,034
International bonds	270	—	—	—	(270)	194	(4)	190
Total investments	$1,248	$—	$—	$2,536	$(1,585)	$43	$(18)	$2,224
Assets are monitored to assess the appropriate levels assigned within the fair value hierarchy. Changes in economic conditions, such as bankruptcy, default or delisting, may require the transfer of an asset from one fair value level to another. When such a transfer occurs, it is recognized as of the end of the reporting period.

The total net appreciation of $3.1 billion for the year ended December 31, 2017 includes gains and losses on investments bought and sold, as well as held during the year, for all the Master Trusts’ investments. Interest and dividends, along with the net appreciation/(depreciation) in fair value or contract value of investments, are allocated to the Plan on a daily basis based upon the Plan’s participation in the various investment funds and portfolios that comprise the Master Trusts as a percentage of the total participation in such funds and portfolios. Interest and dividend income for the Master Trusts was $736.3 million for the year ended December 31, 2017. The net appreciation for the Bell Atlantic Master Trust’s net investments was $40.8 million for the year ended December 31, 2017, which is included in the total net appreciation.
The following table summarizes redemption restrictions for investments of the Master Trusts for which fair value is estimated using NAV per share as of December 31, 2017 (in thousands):

Asset Type	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice
Commingled funds:
U.S. equity securities	$5,977,658	N/A	Daily	Daily
International equity securities	1,300,740	N/A	Daily	Daily
U.S. fixed income securities	558,058	N/A	Daily	Daily
Hedge fund	22,040	N/A	Monthly	30 Days
Cash equivalents	1,186,304	N/A	Daily	Daily
Real estate	585,809	N/A	Daily	Daily
Commodities	58,660
Total	$9,689,269

For a portion of the real estate fund, redemption requests will be scheduled for payment on the next valuation date which is at least three months after receipt of a written request for redemption (last business day of the quarter). Redemption requests are subject to fund management discretion based on cash available to meet redemption requests. In the event total redemption requests exceed the total cash available to honor such requests, available cash will be prorated among the contract-holders eligible for redemption.

The following table sets forth by level, within the fair value hierarchy, the Master Trusts’ net investments by investment type measured at fair value as of December 31, 2016 (in thousands):

	Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Investments
Cash and cash equivalents	$99	$58,060	$—	$58,159
Verizon common stock	7,499,041	—	—	7,499,041
Mutual funds
U.S. fixed income	1,210,836	—	—	1,210,836
U.S. equity	370,219	—	—	370,219
U.S. small cap	401,443	—	—	401,443
International equity	284,670	—	—	284,670
Global fixed income	308,544	—	—	308,544
Equity
International equity	2,211,706	—	—	2,211,706
U.S. equity	6,067,660	117	—	6,067,777
Fixed income
U.S. bonds	5,520	1,003,669	978	1,010,167
U.S. treasuries and agencies	580,777	291,431	—	872,208
Asset-backed securities	—	145,488	—	145,488
International bonds	573	670,940	270	671,783
Convertible securities	2,262	6,530	—	8,792
Total investments in the fair value hierarchy	18,943,350	2,176,235	1,248	21,120,833
Investments measured at NAV				7,524,910
Total investments at fair value	$18,943,350	$2,176,235	$1,248	$28,645,743
The following table states the change in fair value of the Master Trusts’ Level 3 assets for the year ended December 31, 2016 (in thousands):

	Fair Value January 1, 2016	Transfer Out	Transfer In	Acquisitions	Dispositions	Realized Gain/(Loss)	Change in Unrealized Gain	Fair Value December 31, 2016
Fixed income
U.S. bonds	$752	$—	$—	$826	$(653)	$(68)	$121	$978
International bonds	—	—	—	265	—	5	—	270
Total investments	$752	$—	$—	$1,091	$(653)	$(63)	$121	$1,248
Assets are monitored to assess the appropriate levels assigned within the fair value hierarchy. Changes in economic conditions, such as bankruptcy, default or delisting, may require the transfer of an asset from one fair value level to another. When such a transfer occurs, it is recognized as of the end of the reporting period.

The following table summarizes redemption restrictions for investments of the Master Trusts for which fair value is estimated using NAV per share as of December 31, 2016 (in thousands):

Asset Type	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice
Commingled funds:
U.S. equity securities	$4,827,367	N/A	Daily	Daily
International equity securities	781,488	N/A	Daily	Daily
U.S. fixed income securities	228,447	N/A	Daily	Daily
International fixed income securities	28,220	N/A	Daily	Daily
Cash equivalents	1,107,174	N/A	Daily	Daily
Real estate	530,136	N/A	Daily	Daily
Commodities	22,078
Total	$7,524,910

4. Derivatives
In the normal course of operations, the Master Trust’s assets may include derivative financial instruments. Derivatives are synthetic instruments used to get various market exposures with limited margin requirements and therefore with leverage risk involved. The contract or notional amounts disclosed in this footnote provide a measure of the Master Trust’s involvement in such instruments but are not indicative of potential loss. The intent is to use derivative financial instruments to gain market exposure or as economic hedges to manage various risks such as market volatility risk, foreign currency exchange rate risk, interest rate risk or credit risk associated with the Master Trust’s investment assets or to express investment managers’ views of future market movements efficiently.
At December 31, 2017 and 2016, the Master Trust utilized futures, options, foreign currency forwards, interest rate and credit derivatives to manage risks such as price risk, foreign currency exchange rate risk, interest rate sensitivity and credit risk.

The following table presents the effect of gains with respect to these derivative instruments, by type of derivative. The gains are located on the Statement of Changes in Net Assets Available for Benefits under “Net investment gain from investments in Master Trusts” (in thousands):

For the year ended December 31, 2017
Futures	$135
Options	29
Swaps	5,387
Foreign currency forward contracts	889
Total	$6,440

Futures Contracts
Upon entering into a futures contract on behalf of the Master Trust, the investment manager is required to pledge to the broker an amount of cash or securities equal to the minimum “initial margin” requirements of the exchange on which the contract is traded. Pursuant to the contract, the investment manager agrees to receive from or pay to the broker an amount of cash equal to the daily fluctuation in the value of the contract. Such receipts or payments are known as variation margin and are recorded on a daily basis by the trustee as a realized gain or loss equal to the difference in the value of the contract between daily closing prices.
Option Contracts
Purchased and written option contracts are agreements between two parties giving the owner, under a purchased option, the right, but not the obligation, to buy or sell a specified item at a fixed price (“exercise” or “strike”) during a specified period and, under a written option, the obligation to buy or sell a specified item at a fixed price. When the investment manager buys or writes an option contract, a nonrefundable fee (the “premium”) is paid or received by the Master Trust, recorded as an asset or liability and subsequently adjusted to the current market value of the option purchased or written. The premiums paid or received from buying or writing options together with the option settlement amounts are recorded as realized gains or losses when the options expire. The difference between the premium and the amount paid or received on effecting a closing purchase or sale transaction is also treated as a realized gain or loss. If an option is exercised, the premium paid or received is recorded as a realized gain or loss if sold or an adjustment to cost of the underlying investment if acquired upon exercise.
Foreign Currency Forward Contracts
Foreign currency forward contracts are agreements to exchange foreign currencies at a specified future date and rate, the terms of which are not standardized on an exchange. Risk arises both from the possible inability of the counterparties to meet the terms of the contracts (credit risk) and from the movements in foreign currency exchange rates (market risk). The contracts are recorded at fair value on the date the contract is entered into, which is typically zero.
Interest Rate Swaps
An interest rate swap is a contract between a buyer and a seller under which the buyer and seller agree to exchange payments based on interest rate movements, typically fixed versus floating rates on an agreed upon notional amount. Counterparty risk, or the risk associated with the party one enters into a contract with, is an important consideration for all forms of contractual agreement that are settled over-the-counter.
Inflation Swaps
An inflation swap is a contract used to transfer inflation risk from one party to another through an exchange of cash flows. One party pays a fixed rate cash flow while the other party pays a floating rate linked to an inflation index, such as the Consumer Price Index.
Currency Swaps
A currency swap involves the exchange of interest and/or principal in one currency for the same in another currency. Interest payments are exchanged at fixed dates through the life of the contract.

Credit Default Swaps
A credit default swap ("CDS") is a particular type of swap designed to transfer the credit exposure of fixed income products between two parties. In a credit default swap, the buyer of the swap makes payments to the swap’s seller up until the maturity date of a contract. In return, the seller agrees that, in the event that the debt (“reference name”) issuer defaults or experiences another credit event, the seller will pay the buyer the security’s principal as well as all interest payments that would have been paid between that time and the security’s maturity date.
These triggering events may include the market standard of failure to pay on indebtedness, bankruptcy of the reference credit, debt restructuring, or the acceleration of indebtedness. The seller of such protection may not be required to make payments until a specified amount of losses has occurred with respect to the portfolio and/or may only be required to pay for losses up to a specified amount.
The notional amounts and fair values of the derivative instruments as of December 31, 2017 and 2016 are presented below. The fair values presented in the tables are included in the Statements of Net Assets Available for Benefits under “Investments at fair value” (in thousands):

		December 31, 2017		December 31, 2016
Type of Contract	Position	Notional Amount	Fair Value	Notional Amount	Fair Value
Equity
Futures contracts	Long	$15,579	$306	$13,241	$242
Futures contracts	Short	(2,810)	(8)	(5,612)	35
Equity Total		$12,769	$298	$7,629	$277

Fixed Income
Futures contracts	Long	$322,539	$(822)	$453,199	$263
Futures contracts	Short	(284,728)	658	(304,554)	425
Fixed income options	Short	(13,000)	(59)	(15,800)	(69)
Inflation swaps	Long	61,124	(189)	4,325	(372)
Inflation swaps	Short	—	(63)	—	(4)
Interest rate swaps	Long	180,801	2,231	72,418	7,617
Interest rate swaps	Short	—	(93)	—	(40)
Currency swaps	Long	27,731	27,712	23,354	23,365
Currency swaps	Short	—	(25,071)	—	(31,082)
Credit default swaps	Long	48,719	1,340	31,012	994
Fixed Income Total		$343,186	$5,644	$263,954	$1,097

Foreign Exchange
Forward contracts	Cross	$1,779	$(10)	$2,617	$11
Forward contracts	Long	442,295	(4,221)	718,762	24,581
Forward contracts	Short	282,304	5,120	503,503	(13,950)
Foreign exchange options	Short	—	54	(13,929)	(11)
Foreign Exchange Total		$726,378	$943	$1,210,953	$10,631

5. Related-Party Transactions
VIMCO, an indirect, wholly-owned subsidiary of Verizon, is the investment advisor for certain investment funds and, therefore, qualifies as a party-in-interest. VIMCO received no compensation from the Plan other than reimbursement of certain expenses directly attributable to its investment advisory and investment management services rendered to the Plan. In addition, certain investments held by the Master Trusts are managed by BNY Mellon, as trustee, and Fidelity, as trustee and record keeper. Therefore, these investments qualify as parties-in-interest transactions. The Plan also allows investment, through a unitized fund, in Verizon common stock, which is a party-in-interest transaction. All of these transactions are exempt from the prohibited transaction rules.

6. Income Tax Status
The Plan has received a determination letter from the IRS dated April 30, 2015, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (“the Code”) and, therefore, the related trusts are exempt from taxation. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trusts are tax exempt.
U.S. GAAP requires the Plan's management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2014.

7. Reconciliation of Financial Statements to Form 5500

The following table reconciles the Net assets available for benefits per the Statements of Net Assets Available for Benefits to the Plan’s Form 5500 Asset and Liability Statement at December 31, 2017 and 2016 (in thousands):

	2017	2016
Net assets available for benefits per the financial statements	$24,494,435	$21,870,660
Adjustment for deemed distributions with no post-default payments	(5,585)	(5,602)
Net assets available for benefits per Form 5500	$24,488,850	$21,865,058

The following table reconciles the Net change and Transfers from other qualified savings plans per the Statement of Changes in Net Assets Available for Benefits to Net income and Transfers of assets per the Plan’s Form 5500 Income and Expense Statement for the year ended December 31, 2017 (in thousands):

2017
Net change per the financial statements	$2,288,852
Transfers from other qualified savings plans (Note 1)	334,923
Adjustment for deemed distributions with no post-default payments	17
Net income and transfers of assets per Form 5500	$2,623,792

VERIZON SAVINGS PLAN FOR MANAGEMENT EMPLOYEES
EIN: 23-2259884 Plan # 102
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
As of December 31, 2017
(in thousands of dollars)

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value

Notes receivable from participants*	0 - 15 years maturity at 2.75% - 10.50%	$545,802
* Party-in-interest
Cost information is not required because investments are participant-directed.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Verizon Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
VERIZON SAVINGS PLAN FOR MANAGEMENT EMPLOYEES

By:	/s/ Marc C. Reed
Marc C. Reed
(Chairperson, Verizon Employee Benefits Committee)
Date:   June 27, 2018

Exhibit Index
23.1    Consent of Independent Registered Public Accounting Firm